UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   __July 23, 2002__

AirTran Holdings, Inc.
(Exact name of registrant as specified in its charter)
State of Incorporation: **Nevada**

9955 AirTran Boulevard, Orlando, Florida 32827
(Address of principal executive offices) (Zip Code)

(407) 251-5600
(Registrant's telephone number, including area code)

Commission file number: **1-15991**   I.R.S. Employer Identification No: **58-2189551**



AirTran Airways, Inc.
(Exact name of registrant as specified in its charter)
State of Incorporation: **Delaware**

9955 AirTran Boulevard, Orlando, Florida 32827
(Address of principal executive offices) (Zip Code)

(407) 251-5600
(Registrant's telephone number, including area code)

Commission file number: **333-37487-09**   I.R.S. Employer Identification No: **65-0440712**

Item 5. Other Events
AirTran Holdings, Inc. is filing as Exhibit 99 to this Form 8-K a press release issued by AirTran Holdings, Inc. and AirTran Airways, Inc. on July 23, 2002 announcing financial results for the second quarter of 2002.

Item 7. Financial Statements and Exhibits
 (c) Exhibits. The following exhibit is filed with this Report:

      99 - Press Release of AirTran Holdings, Inc. and AirTran Airways, Inc. (July 23, 2002)

Item 9. Regulation FD
On July 23, 2002 members of AirTran Holdings, Inc. (the "Company") management held a conference call with investors to discuss the release of the Company's financial results for the second quarter of 2002 as well as certain information regarding estimates for 2002.

During this call, management noted the following among other things:

--   Available seat miles are projected to grow approximately 25 percent to 30 percent in the third quarter and 30 percent to 35 percent during the fourth quarter on a year-over-year basis;
--   Capacity increases are expected to result from deliveries of Boeing 717 aircraft and we intend to retire up to ten additional McDonnell Douglas DC-9 aircraft;
--   We expect our unit costs will continue to improve approximately two to three percent for the second half of the year compared to the second quarter of 2002;
--   We estimate the price of fuel to be in the range of $0.85 to $0.90 per gallon; and
--   We are projecting our effective tax rate will be zero for the remainder of the year.

The information contained in this Form 8-K, including Exhibit 99, contains forward-looking statements. Statements regarding the Company's success, business model and our ability to maintain or improve low costs are forward-looking statements and are not historical facts. Instead, they are estimates or projections involving numerous risks or uncertainties, including but not limited to, consumer demand and acceptance of services offered by the Company, the Company's ability to maintain current cost levels, fare levels and actions by competitors, regulatory matters and general economic conditions. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the Company's SEC filings, including but not limited to the Company's annual report on Form 10-K for the year ended December 31, 2001. The Company disclaims any obligation or duty to update or correct any of its forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

	AirTran Holdings, Inc.
	(Registrant)

Date: July 23, 2002

/s/ Stanley J. Gadek

Stanley J. Gadek
Senior Vice President, Finance,
Treasurer and Chief Financial Officer
(Principal Accounting and Financial Officer)

	AirTran Airways, Inc.
	(Registrant)

Date: July 23, 2002

/s/ Stanley J. Gadek

Stanley J. Gadek
Senior Vice President, Finance,
Treasurer and Chief Financial Officer
(Principal Accounting and Financial Officer)

3

EXHIBIT 99

CONTACTS: (Media) Tad Hutcheson
407.251.5578
(Financial) Arne Haak
407.251.3618

AirTran Holdings Reports Second Quarter 2002 Profit of $5.1 Million or $.07 Per Diluted Share
- Airline Posts Record Traffic for Quarter -
- Unit Costs Improve By 12.3 Percent -

ORLANDO, Fla. (July 23, 2002) -- AirTran Holdings, Inc., (NYSE: AAI), the parent company of AirTran Airways, today reported net income for the quarter ending June 30, 2002, of $5.1 million, or $.07 per diluted share, versus $13.2 million, or $.18 per diluted share in the second quarter of 2001. For the first half of 2002, AirTran Airways earned net income of $2.1 million or $.03 per diluted share.

"We are pleased to report a profit in this difficult environment," said Joe Leonard, AirTran Airways' chairman and chief executive officer. "AirTran Airways' success is based on the strength of our business model and the hard work and outstanding efforts of our employees. I am very proud to be a member of this great AirTran Airways team."

During the second quarter of 2002, AirTran Airways' traffic, based on revenue passenger miles, grew by 18.6 percent on a 23.2 percent increase in capacity, as measured in available seat miles (ASMs). Passenger load factor was 71.3 percent compared to 74.0 percent in the year earlier period. AirTran Airways served nearly 2.6 million customers in the second quarter of 2002, an increase of 10.8 percent over the 2.3 million customers served in the second quarter of 2001.

Unit costs, or cost per ASM, improved 12.3 percent to 8.53 cents compared to 9.73 cents in the second quarter of 2001. AirTran Airways' non-fuel unit costs improved 10.8 percent to 6.66 cents per ASM.

Stan Gadek, AirTran Airways' senior vice president and chief financial officer said, "AirTran Airways has made steady progress in reducing costs in all areas of the company. Even with the dramatic rise in aircraft insurance and security expense, we still managed to reduce our unit costs and maintain a competitive advantage."

(more)

Highlights of the airline's recent accomplishments include:

- Delivery of 5 new Boeing 717 aircraft during the second quarter of 2002 with a total of 38 currently in the fleet
- Successfully launched new service to Wichita Mid-Continent Airport and to General Mitchell Airport in Milwaukee
- Announced new fare structure for business fares to/from Hartsfield Atlanta International Airport
- Upgraded features on airtran.com including seat assignments on select fares
- Reached milestone of 55 percent of all bookings transacted via the Internet during the quarter

AirTran Airways provides affordable air travel with 388 flights a day to 38 cities throughout the eastern United States. The airline's hub is at Hartsfield Atlanta International Airport, the world's busiest airport (by passenger volume), where it is the second largest carrier operating 151 flights a day. AirTran Airways is a subsidiary of AirTran Holdings, Inc. (NYSE: AAI).

Unlike other airlines, AirTran Airways never requires a roundtrip purchase or Saturday night stay. The airline offers a Business Class any business can afford, all-assigned seating, a generous frequent flier program, and a corporate program called A2B. For more information and reservations, visit www.airtran.com (America Online Keyword: AirTran), call your travel agent or AirTran Airways at 1-800-AIRTRAN (800-247-8726) or 770-994-8258 in Atlanta. En espanol, 1-877-581-9842.

# # #

Editor's note: Statements regarding the Company's success, business model, and our ability to maintain or improve low costs are forward-looking statements and are not historical facts. Instead, they are estimates or projections involving numerous risks or uncertainties, including but not limited to, consumer demand and acceptance of services offered by the Company, the Company's ability to maintain current cost levels, fare levels and actions by competitors, regulatory matters and general economic conditions. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the Company's SEC filings, including but not limited to the Company's annual report on Form 10-K for the year ended December 31, 2001. The Company disclaims any obligation or duty to update or correct any of its forward-looking statements.

AirTran Holdings, Inc.
Consolidated Statements of Operations
(In thousands, except per share data and statistical summary)
(Unaudited)

		Three Months Ended June 30,			Percent Change
		2002		2001*	
Operating Revenues:					
Passenger	$	185,683	$	201,117	(7.7)
Cargo		413		674	(38.7)
Other		4,549		3,972	14.5
Total operating revenues		190,645		205,763	(7.3)
Operating Expenses:					
Salaries, wages and benefits		50,928		41,842	21.7
Aircraft fuel		39,044		38,308	1.9
Aircraft rent		16,362		8,321	96.6
Distribution		12,495		13,806	(9.5)
Maintenance, materials and repairs		15,087		20,754	(27.3)
Landing fees and other rents		10,708		8,875	20.7
Aircraft insurance and security services		6,738		2,947	128.6
Marketing and advertising		5,437		5,091	6.8
Depreciation		4,204		8,117	(48.2)
Other operating		17,488		17,138	2.0
Impairment loss/lease termination		--		18,079	(100.0)
Total operating expenses		178,491		183,278	(2.6)
Operating Income		12,154		22,485	(45.9)
Other (Income) Expense:					
Interest income		(520)		(1,448)	(64.1)
Interest expense		7,374		10,306	(28.4)
SFAS 133 adjustment		--		(1,146)	100.0
Other expense, net		6,854		7,712	(11.1)
Income Before Income Taxes		5,300		14,773	(64.1)
Income Tax Expense		201		1,578	(87.3)
Net Income	$	5,099	$	13,195	(61.4)
		=======		=======	
Earnings per Common Share					
Basic	$	0.07	$	0.20	(65.0)
Diluted	$	0.07	$	0.18	(61.1)
Weighted-average Shares Outstanding					
Basic		70,224		66,643	5.4
Diluted		73,955		76,372	(3.2)

* Certain 2001 amounts have been reclassified to conform with 2002 presentation.


AirTran Holdings, Inc.
Statistical Summary
(Unaudited)


	Three Months Ended June 30,			Percent
	2002		**2001**	**Change**
Second Quarter Statistical Summary: **				
Revenue passengers	2,577,066		2,325,863	10.8
Revenue passenger miles (000s)	1,491,533		1,257,279	18.6
Available seat miles (000s)	2,093,000		1,698,567	23.2
EBITDAR	$ 32,720		$ 57,002	(42.6)
Operating margin	6.4 %		19.7 %	(13.3) pts.
Net margin	2.7 %		14.3 %	(11.6) pts.
Block hours	60,380		49,631	21.7
Passenger load factor	71.3 %		74.0 %	(2.7) pts.
Break-even load factor	69.2 %		61.9 %	7.3 pts.
Average fare	$ 72.05		$ 86.47	(16.7)
Average yield per RPM	12.45 ¢		16.00 ¢	(22.2)
Passenger revenue per ASM	8.87 ¢		11.84 ¢	(25.1)
Operating cost per ASM	8.53 ¢		9.73 ¢	(12.3)
Non-fuel operating cost per ASM	6.66 ¢		7.47 ¢	(10.8)
Average cost of aircraft fuel per gallon	88.74 ¢		99.06 ¢	(10.4)
Weighted-average number of aircraft	62		58	6.9

** Where appropriate, statistical calculations for 2001 exclude impairment loss/lease termination charge of $18.1 million.

AirTran Holdings, Inc.
Consolidated Statements of Operations
(In thousands, except per share data and statistical summary)
(Unaudited)

		Six Months Ended June 30,			Percent Change
		2002		2001*	
Operating Revenues:					
Passenger	$	341,372	$	370,382	(7.8)
Cargo		656		1,294	(49.3)
Other		7,921		7,830	1.2
Total operating revenues		349,949		379,506	(7.8)
Operating Expenses:					
Salaries, wages and benefits		96,180		80,858	18.9
Aircraft fuel		72,849		74,594	(2.3)
Aircraft rent		30,120		14,068	114.1
Distribution		23,200		26,293	(11.8)
Maintenance, materials and repairs		25,650		41,270	(37.8)
Landing fees and other rents		20,718		18,177	14.0
Aircraft insurance and security services		14,546		5,737	153.5
Marketing and advertising		11,112		10,225	8.7
Depreciation		8,615		16,252	(47.0)
Other operating		37,737		33,536	12.5
Impairment loss/lease termination		--		18,079	(100.0)
Total operating expenses		340,727		339,089	0.5
Operating Income		9,222		40,417	(77.2)
Other (Income) Expense:					
Interest income		(1,053)		(3,199)	(67.1)
Interest expense		14,853		20,934	(29.0)
SFAS 133 adjustment		(5,857)		(2,612)	124.2
Other expense, net		7,943		15,123	(47.5)
Income Before Income Taxes and Cumulative Effect of Change in Accounting Principle		1,279		25,294	(94.9)
Income Tax Expense (Benefit)		(786)		2,642	(129.8)
Income Before Cumulative Effect of Change in Accounting Principle		2,065		22,652	(90.9)
Cumulative Effect of Change in Accounting Principle, Net of Tax		--		(657)	100.0
Net Income	$	2,065	$	21,995	(90.6)
Basic Earnings per Common Share					
Earnings before cumulative effect of change in accounting principle	$	0.03	$	0.34	(91.2)
Cumulative effect of change in accounting principle		--		(0.01)	100.0
Earnings per common share, basic	$	0.03	$	0.33	(90.9)
Diluted Earnings per Common Share					
Earnings before cumulative effect of change in accounting principle	$	0.03	$	0.31	(90.3)
Cumulative effect of change in accounting principle		--		(0.01)	100.0
Earnings per common share, diluted	$	0.03	$	0.30	(90.0)
Weighted-average Shares Outstanding					
Basic		70,156		66,508	5.5
Diluted		74,369		73,987	0.5

* Certain 2001 amounts have been reclassified to conform with 2002 presentation.

AirTran Holdings, Inc.
Statistical Summary
(Unaudited)

	Six Months Ended June 30, 2002		Six Months Ended June 30, 2001		Percent Change
Six Month Statistical Summary: **					
Revenue passengers	4,703,471		4,414,172		6.6
Revenue passenger miles (000s)	2,684,871		2,381,829		12.7
Available seat miles (000s)	3,892,189		3,293,304		18.2
EBITDAR	$ 47,957		$ 88,816		(46.0)
Operating margin	2.6	%	15.4	%	(12.8) pts.
Net margin	0.6	%	10.1	%	(9.5) pts.
Block hours	113,240		97,337		16.3
Passenger load factor	69.0	%	72.3	%	(3.3) pts.
Break-even load factor	68.7	%	63.9	%	4.8 pts.
Average fare	$ 72.58		$ 83.91		(13.5)
Average yield per RPM	12.71	¢	15.55	¢	(18.3)
Passenger revenue per ASM	8.77	¢	11.25	¢	(22.0)
Operating cost per ASM	8.75	¢	9.75	¢	(10.3)
Non-fuel operating cost per ASM	6.88	¢	7.48	¢	(8.0)
Average cost of aircraft fuel per gallon	88.10	¢	98.67	¢	(10.7)
Weighted-average number of aircraft	61		57		7.0

** Where appropriate, statistical calculations for 2001 exclude impairment loss/lease termination charge of $18.1 million.